Exhibit 99.1

For Immediate Release

NORSAT ANNOUNCES THIRD QUARTER FISCAL YEAR 2016 FINANCIAL RESULTS

- Management to Host Conference Call at 8:30 am Pacific Time (11:30 am Eastern Time) -

Vancouver, British Columbia – November 3, 2016 – Norsat International Inc. (“Norsat” or the “Company”) (TSX: NII and NYSE MKT: NSAT), a provider of unique and customized communication solutions for remote and challenging applications, today reported financial results for the third quarter ended September 30, 2016.

Financial Highlights

For the three months ended September 30, 2016

  $8.9 million in revenue for the quarter, a decrease of 5% compared to $9.3 million for the same period last year.

  Gross profit margin of 47% for the quarter, an increase of 5% from 42% for the same period last year.

  Net earnings for the quarter were $1.4 million, or $0.24 and $0.23 per share, basic and diluted, compared to $1.5 million, or $0.26 per share, basic and diluted, for the same period last year.

  Adjusted EBITDA(1) of $1.9 million for the quarter, an increase of 14% from $1.7 million for the same period last year.

For the nine months ended September 30, 2016

  $27.4 million in revenue for the nine months ended September 30, 2016, an increase of 3% compared to $26.6 million for the same period last year.

  Gross profit margin of 46% for the nine months ended September 30, 2016, an increase of 6% from 40% for the same period last year.

  Net earnings for the nine months ended September 30, 2016 were $3.5 million, or $0.60 and $0.59 per share, basic and diluted, compared to $2.7 million, or $0.47 per share, basic and diluted, for the same period last year.

  Adjusted EBITDA(1) of $5.4 million for the nine months ended September 30, 2016, an increase of 41% from $3.8 million for the same period last year.

  $12.1 million of cash and cash equivalents at September 30, 2016, an increase of $7.5 million compared to $4.6 million at December 31, 2015.

  $24.5 million of working capital at September 30, 2016, an increase of $5.1 million compared to $19.4 million at December 31, 2015.

(1) Adjusted EBITDA is a measure that the Company uses to reflect the results of its core earnings. Adjusted EBITDA is defined as earnings before income tax expense, financing costs, depreciation and amortization, foreign exchange gain or loss, corporate development costs, write-down of inventory, impairment charges or recoveries, discontinued operations and other non-cash charges.

“We are very pleased with the third quarter results. Our total revenue and profitability have remained strong as we continue to manage our cost structure while challenging ourselves to develop and market reliable products to meet customer needs, which was demonstrated by the significant order received from Harris Corporation during the quarter,” said Dr. Amiee Chan, President and CEO of Norsat. “To demonstrate our continued commitment to our long-term strategy to expand our market share in remote and challenging applications, we have introduced new products and solutions during the quarter, including a new series of heavy duty vehicle mounted duplexers and an expanded portfolio of covert antennas designed to support law enforcement activities,” added Dr. Chan.

A full set of financial statements and Management’s Discussion and Analysis for Norsat is available at

www.norsat.com and will be available at www.sedar.com.

Conference Call Details
Norsat will host a conference call today, November 3, 2016 at 8:30 am Pacific Time (11:30 am Eastern Time) to discuss its fiscal year 2016 third quarter results. To access the conference call, please dial toll-free 1-888-886-7786 or 416-764-8658. The conference call title is: ‘Investor Call – Q3 2016’. Please connect approximately 10 – 15 minutes prior to the beginning of the call to ensure participation. A digital recording and transcript of the call will be available after the live call at: http://www.norsat.com/investors/financial-information/conference-call-recordings/

Norsat International Inc.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in United States dollars)
(Unaudited)

	September 30, 2016	December 31, 2015
ASSETS
Current assets
Cash and cash equivalents	$12,071,468	$4,585,754
Trade and other receivables	7,868,594	8,987,392
Inventories	10,937,699	10,956,524
Prepaid expenses and other	499,613	394,617
	31,377,374	24,924,287
Non-current assets
Property and equipment, net	591,522	558,609
Intangible assets, net	4,280,760	4,724,490
Goodwill	4,097,751	4,097,751
Investment tax credits recoverable	4,757,334	4,985,139
Deferred income tax assets	1,366,991	2,218,848
	15,094,358	16,584,837
Total assets	$46,471,732	$41,509,124

LIABILITIES
Current liabilities
Trade and other payables	$1,961,204	$1,906,703
Accrued liabilities	2,388,052	2,375,107
Provisions	907,553	947,682
Taxes payable	-	-
Deferred revenue	1,650,072	286,432
	6,906,881	5,515,924
Non-current liabilities
Long-term deferred revenue	4,265	45,889
Total liabilities	6,911,146	5,561,813
SHAREHOLDERS' EQUITY
Issued capital	40,010,378	39,850,648
Treasury shares	(431,436)	(320,750)
Contributed surplus	4,207,094	4,318,487
Accumulated other comprehensive loss	(4,480,669)	(4,673,811)
Retained earnings/(deficit)	255,219	(3,227,263)
Total shareholders' equity	39,560,586	35,947,311
Total liabilities and shareholders' equity	$46,471,732	$41,509,124

Norsat International Inc.
Condensed Interim Consolidated Statements of Earnings and Comprehensive Income
(Expressed in United States dollars)
(Unaudited)

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015

Revenue	$8,855,622	$9,278,889	$27,368,985	$26,639,305
Cost of sales	4,689,736	5,359,040	14,914,133	15,878,587
Gross profit	4,165,886	3,919,849	12,454,852	10,760,718

Expenses:
Selling and distributing	1,056,730	1,183,898	3,720,466	3,722,686
General and administrative	1,015,116	983,593	2,718,274	2,742,763
Product development	728,335	674,879	2,369,112	2,164,587
Less: Government contributions	(377,057)	(322,828)	(1,144,235)	(966,785)
Loss/(gain) on foreign exchange	48,283	(40,339)	130,674	348,202
Interest and bank charges	27,014	33,637	81,397	109,943
Total expenses	2,498,421	2,512,840	7,875,688	8,121,396

Earnings before income taxes	1,667,465	1,407,009	4,579,164	2,639,322

Current income tax expense/(recovery)	7,737	-	11,110	(66,068)
Deferred income tax expense/(recovery)	274,282	(67,291)	1,085,572	(2,706)
Net earnings	$1,385,446	$1,474,300	$3,482,482	$2,708,096

Other comprehensive income/(loss)
Items that may subsequently be reclassified to income:
Gain/(loss) on translation of foreign subsidiaries	27,647	(501,214)	193,142	(580,591)
Total comprehensive income	$1,413,093	$973,086	$3,675,624	$2,127,505

Net earnings per share
Basic earnings per share	$0.24	$0.26	$0.60	$0.47
Diluted earnings per share	$0.23	$0.26	$0.59	$0.47

Weighted average number of shares outstanding
Basic	5,766,571	5,747,653	5,767,734	5,757,688
Diluted	5,909,745	5,769,721	5,876,595	5,778,383

Norsat International Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in United States dollars)
(Unaudited)

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Cash and cash equivalents provided by/(used in)
Operating activities:
Net earnings for the period	$1,385,446	$1,474,300	$3,482,482	$2,708,096
Income taxes paid	(7,737)	-	(11,110)	(43,270)
Adjustments for items not affecting cash:
Depreciation and amortization	201,479	320,716	632,726	978,507
Write-off of intangible assets and property and equipment	30,873	-	30,873	31,139
Unrealized foreign exchange loss/(gain)	37,388	(40,339)	181,813	348,202
Acquisition loan cost amortization	-	-	-	2,262
Other income	-	-	-	(198,997)
Current income tax expense/(recovery)	7,737	-	11,110	(66,068)
Deferred income tax expense/(recovery)	274,282	(67,291)	1,085,572	(2,706)
Share-based payments	65,002	61,899	194,409	180,260
Vesting of RSUs	-	-	-	(14,632)
Government contributions	(377,057)	(322,828)	(1,144,235)	(966,785)
Changes in non-cash working capital	831,909	986,521	2,119,722	(1,901,965)
Net cash flows provided by operating activities	2,449,322	2,412,978	6,583,362	1,054,043

Investing activities:
Purchase of intangible assets, property and equipment, net of SADI	(152,460)	(58,037)	(287,100)	(157,586)
Net cash flows used in investing activities	(152,460)	(58,037)	(287,100)	(157,586)

Financing activities:
Repayment of acquisition loan	-	-	-	(2,286,762)
Proceeds from exercise of share purchase options	9,149	-	9,149	-
Purchase of treasury shares, including purchase costs	-	-	(265,907)	(273,298)
Government contributions	448,807	-	1,460,236	833,211
Net cash flows provided by/(used in) financing activities	457,956	-	1,203,478	(1,726,849)

Effect of foreign currency translation on cash and cash equivalents	(1,598)	(13,167)	(14,026)	253,645

Increase/(decrease) in cash and cash equivalents	2,753,220	2,341,774	7,485,714	(576,747)
Cash and cash equivalents, beginning of period	9,318,248	2,595,212	4,585,754	5,513,733
Cash and cash equivalents, end of period	$12,071,468	$4,936,986	$12,071,468	$4,936,986

Norsat International Inc.
Reconciliation of IFRS to non-IFRS Measures
(Expressed in United States dollars)

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Net earnings for the period	$1,385,446	$1,474,300	$3,482,482	$2,708,096
Interest income	(4,967)	(344)	(8,783)	21,300
Depreciation and amortization	201,479	320,716	632,726	978,507
Tax expense/(recovery)	282,019	(67,291)	1,096,682	(68,774)
EBITDA(2)	$1,863,977	$1,727,381	$5,203,107	$3,639,129
Loss/(gain) on foreign exchange	48,283	(40,339)	130,674	348,202
Other income	-	-	-	(198,997)
Corporate development costs	19,160	-	19,160	-
Adjusted EBITDA(2)	$1,931,420	$1,687,042	$5,352,941	$3,788,334

(2) We disclose non-IFRS measures as we believe they provide useful information on actual operating results and assist in comparisons from one period to another. Readers are cautioned that non-IFRS measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. For a more detailed description of non-IFRS measures, please refer to Management’s Discussion and Analysis for the three and nine months ended September 30, 2016 posted on Norsat’s website and SEDAR.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a provider of unique and customized communication solutions for remote and challenging applications. Norsat’s products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking Statements

The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604-821-2800	Tel: 604-821-2800
Email: achan@norsat.com	Email: achin@norsat.com